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                      December 10, 2021

       Alejandro Ochoa
       Chief Executive Officer and Interim Chief Financial Officer Tower One Wireless Corp.
       600-535 Howe Street
       Vancouver, BC
       V6C 2Z4 Canada

                                                        Re: Tower One Wireless
Corp.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            File No. 000-55103

       Dear Mr. Ochoa :

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Life Sciences